BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“BRF” or “Company”) (BOVESPA: BRFS3; NYSE: BRFS), following the Notice to Shareholders disclosed on June 30, 2016, hereby informs that, due to the absence of amendments arising from the Company’s Share Buyback Program in course, the amount per current outstanding share to be paid by the Company to its shareholders, in the form of interest on capital, was not adjusted, remaining unchanged all information contained in the above mentioned Notice to Shareholders.

São Paulo, July 12, 2016.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer